Exhibit 99.1

NEWS RELEASE

Calgary, Alberta, Canada – July 22, 2009
(Canadian dollars, except as noted)

PRECISION DRILLING TRUST
REPORTS SECOND QUARTER 2009 FINANCIAL RESULTS

This news release contains “forward-looking information and statements” within the meaning of applicable securities laws.  For a full disclosure of the forward-looking information and statements and the risks to which they are subject, see the “Cautionary Statement Regarding Forward-Looking Information and Statements” later in this news release.

Precision Drilling Trust (the "Trust" or “Precision”) reported a 51% revenue increase and a 67% rise in earnings before interest, taxes, depreciation and amortization and foreign exchange ("EBITDA") for the second quarter of 2009 over the second quarter of 2008. Revenue for the second quarter of 2009 totaled $210 million compared to $139 million for the same period in 2008.  EBITDA was $59 million for the second quarter of 2009, an increase of $24 million over the second quarter of 2008.  The increase in revenue and EBITDA is due to the acquisition in December 2008 of Grey Wolf, Inc ("Grey Wolf"), an onshore drilling contractor in the United States with 123 rigs including two in Mexico. Precision reported net earnings of $57 million or $0.22 per diluted unit for the quarter ended June 30, 2009, an increase of $35 million or 164% compared to $22 million or $0.16 per diluted unit in the second quarter of 2008.  Earnings in the second quarter of 2009 were reduced by a $43 million increase in finance charges.  Earnings were increased in the quarter by a $74 million foreign exchange gain, or after-tax $0.20 per diluted unit.  Net earnings per unit were impacted by the 119% increase in units outstanding in the one-year period ending June 30, 2009.

For the six months ended June 30, 2009, net earnings were $115 million or $0.50 per diluted unit, a decrease of $13 million or 10% compared to $128 million or $0.95 per diluted unit for the first half of 2008.   Net earnings decreased due to increased financing charges and lower utilization rates throughout North America partially offset by growth in Precision’s rig fleet in the United States.  Rig utilization days for the first six months of 2009 were 23% higher than the same period of 2008 due to growth in Precision’s United States operations.   EBITDA for the first half of 2009 totaled $229 million, a 25% increase from $183 million for the first half of 2008.

“Precision’s second quarter results were achieved against the back drop of historically low utilization during Canadian spring break-up and the apparent bottoming of customer demand in the United States” stated Kevin Neveu, President and Chief Executive Officer.  “Under these challenging market conditions, I appreciate the exceptional efforts of our people delivering cost reductions and successfully integrating the Grey Wolf acquisition while reinforcing our promise of high performance, high value services to our customers.

“We are pleased to have completed our financing activities during the quarter.  Through a combination of equity, debt and cash generation activities, we have paid off and eliminated our bridge facility, reduced total debt, significantly reduced annual interest expense and removed financing uncertainties.  We believe Precision has sufficient financial capacity and liquidity to operate through a prolonged downturn.  Further net debt reduction remains a top priority going forward.

“Low Canadian activity levels experienced during the first quarter continued right through the second quarter and resulted in second quarter utilization levels at a record low.  Precision’s Canadian results were bolstered by a strong contract presence in the north eastern British Columbia shale plays.  While these shale plays represent a significant development opportunity, early indications for the third quarter suggest Canadian activity will remain depressed with a diminishing likelihood of a meaningful recover this year.

“The activity collapse in the United States drilling market which started last year and persisted through the first quarter of 2009 appears to have troughed in the second quarter.  However due to rig oversupply, day rate pressure will persist in many areas of the market for some time to come.  Our term contract position provides Precision with a solid base of activity, somewhat insulating us from full spot market exposure.  Precision was able to build on its reputation for high performance services with six new term contracts signed during the second quarter for existing rigs.  These rigs will be deployed to the Marcellus shale play in late 2009 and 2010.  This is a very important development as we believe Precision’s high performance, high value capabilities are ideally suited for all North American shale gas opportunities, but especially so for the challenging logistics of Pennsylvania.

“Sustained improvement in North American drilling markets will be driven by customer demand resulting from increases in the underlying commodity price of natural gas. We believe that due to the abrupt reduction in drilling activity, natural gas production declines will accelerate in Canada. United States natural gas production, which is showing initial signs of decline, should be significantly impacted in the near future. These supply factors, coupled with improvements in the global economy, should lead to strengthening natural gas prices and a need to replace declining production through the drill bit. Precision has the experienced personnel, geographically positioned high performance rigs and the financial capacity to excel in the eventual upturn” concluded Mr. Neveu.

SELECT FINANCIAL AND OPERATING INFORMATION

	Three months ended June 30,			Six months ended June 30,
(stated in thousands of Canadian dollars, except per unit amounts)	2009	2008	% Change	2009	2008	% Change
Revenue	$209,597	$138,514	51.3	$658,042	$481,203	36.7
EBITDA(1)	59,260	35,574	66.6	228,647	182,921	25.0
Net earnings	57,475	21,739	164.4	114,892	128,005	(10.2)
Cash provided by operations	212,554	200,458	6.0	414,150	257,765	60.7
Capital spending	88,436	29,201	202.9	157,416	51,366	206.5
Distributions declared	-	49,045	(100.0)	6,408	98,091	(93.5)
Net earnings per unit: (2)
Basic	0.23	0.16	43.8	0.51	0.95	(46.3)
Diluted	0.22	0.16	37.5	0.50	0.95	(47.4)
Distributions declared per unit	$-	$0.39	(100.0)	$0.04	$0.78	(94.9)

Contract drilling rig fleet	388	248	56.5	388	248	56.5
Drilling rig utilization days:
Canada	2,499	3,442	(27.4)	9,981	15,374	(35.1)
United States	4,529	1,403	222.8	11,938	2,562	366.0
International	182	57	219.3	362	143	153.1
Service rig fleet	229	223	2.7	229	223	2.7
Service rig operating hours	32,818	55,631	(41.0)	97,672	167,626	(41.7)
(1) EBITDA is a non-GAAP measure and is defined as earnings before interest, taxes, depreciation and amortization and foreign exchange.  See “NON-GAAP MEASURES”.
(2) Net earnings per basic and diluted unit have been adjusted to reflect the rights offering completed in the second quarter of 2009. See note 10 to the unaudited financial statements.

FINANCIAL POSITION AND RATIOS
(Stated in thousands of Canadian dollars, except ratios)	June 30, 2009	December 31, 2008	June 30, 2008
Working capital	$253,663	$345,329	$88,295
Working capital ratio	2.6	2.0	1.8
Long-term debt (1)	$868,933	$1,368,349	$104,948
Total long-term financial liabilities	$893,769	$1,399,300	$113,671
Total assets	$4,521,430	$4,833,702	$1,756,302
Long-term debt to long-term debt plus equity ratio	0.24	0.37	0.07
 (1) Excludes current portion of long-term debt and is net of unamortized debt issue costs

During the first half of 2009, Precision remained focused on reducing debt levels and strengthening its capital structure and decisive steps were taken to conserve cash and improve Precision's financial position. Precision repaid long-term debt by $251 million during the quarter and working capital declined by $114 million to $254 million at June 30, 2009. Cash continues to be conserved through the indefinite suspension of cash distributions to unitholders and cost reduction measures that include personnel reductions and operating facility consolidation. Planned upgrade capital expenditures on existing equipment were significantly reduced and the remaining two new Super Series rigs from the 18 rig 2008 build program are near completion.

As announced on April 20, 2009, Precision entered into a series of financing transactions that raised approximately $380 million used to strengthen the Trust’s balance sheet by refinancing and restructuring debt incurred in the acquisition of Grey Wolf.  A summary of the financing transactions is set forth below:

•	The Trust completed a transaction with Alberta Investment Management Corporation (“AIMCo”), pursuant to which AIMCo purchased by way of private placement:

o	$175 million aggregate principal amount of senior unsecured notes of Precision bearing interest at 10% per annum and having an eight-year life;

o	35,000,000 Trust units at a subscription price of $3.00 per Trust unit for gross proceeds of $105 million; and

o	15,000,000 purchase warrants of the Trust entitling AIMCo to acquire up to an additional 15,000,000 Trust units at a price of $3.22 per trust unit for a period of five years from the date of issue.

•	The Trust also completed a rights offering for proceeds of $103 million that allowed unitholders to purchase Trust units at a price of $3.00 per unit.

The financing transactions enabled the repayment of Precision's unsecured bridge facility loan of $296 million (US$235 million) which bore interest of 17% and allowed Precision's secured facilities to be fully syndicated and thereby provide certainty to the cost of debt.

The financing transactions, coupled with the Trust's February 2009 unit offering, substantially reduced Precision's blended interest rate to approximately 8.3%, reduced Precision's cash interest expense by approximately $70 million on an annual basis and reduced the Trust’s overall leverage.

Revenue of $210 million in the second quarter was 51% higher than the prior year period.  The increase was due to 2008 expansion initiatives through organic and acquisition growth in the United States onshore contract drilling rig market. Precision marketed an average United States fleet of 157 rigs during the second quarter of 2009 as compared to a fleet of 17 rigs in 2008 and quarterly revenue increased four-fold.  Revenue in Precision's Canadian Contract Drilling Services segment decreased by 20% while revenue declined 46% in the Canadian based Completion and Production Services segment compared to the second quarter of 2008.   The mix of drilling rigs under term contracts and on complex well-to-well programs supported relatively strong average rig dayrate results in the quarter.

The Trust reported total EBITDA for the second quarter of $59 million compared with $36 million for the second quarter of 2008.  EBITDA is not a recognized financial measure under Generally Accepted Accounting Principles (“GAAP”) as discussed under “Non-GAAP Measures and Reconciliations” in this report. EBITDA margin, calculated as EBITDA as a percentage of revenues, was 28% for the second quarter of 2009 compared to 26% for the same period in 2008.   The 2% EBITDA margin increase was attributable to higher revenue per operating day due to rig mix and margin from idle but contracted rigs in the

United States offset by lower overall utilization in both operating segments. Consistent with the previous quarter, Precision's term contract position with customers, a highly variable operating cost structure and economies achieved through vertical integration of the supply chain and maintenance facilities served to limit the declines.

In the Contract Drilling Services segment Precision currently markets 388 contract drilling rigs, including 226 in Canada, 159 in the United States, three rigs in international locations and 99 drilling rig camps.  Precision’s Completion and Production Services segment markets 229 service rigs, 29 snubbing units, 76 wastewater treatment units and a broad mix of rental equipment.

During the quarter an average of 25 drilling rigs worked in Canada, 50 in the United States and two in Mexico totaling 77 rigs working.  This compares with an average of 167 rigs working in the first quarter of 2009 and 48 rigs in the second quarter a year ago.  Canadian drilling activity was subject to seasonal slowdowns and very weak customer demand in the second quarter during the spring break-up period.

The first half of 2009 continued to reflect a weak and declining global economy and resulting low energy commodity prices. While oil pricing has recovered somewhat during the quarter, there remains considerable demand uncertainty for both oil and natural gas and this has triggered very low underlying customer demand for the industry and Precision's oilfield services.  Accordingly, these factors have eroded oilfield services activity levels for a third consecutive quarter as evidenced by minimal spot market opportunities, pricing declines and low equipment utilization.

At the end of the quarter these conditions persist as the fundamentals for natural gas continue to show weakness through record high storage levels in the United States. The supply capacity was delivered through drilling activity peaking in 2008 in many regions within the United States, including unconventional resource plays in Texas and Louisiana. A significant portion of these wells, and the associated gas production gains, are subject to high depletion rates and the recent steep decline in drilling is expected to eventually result in supply reductions.

Precision is focused on further diversification of its high performance, high value service offering when the market rebounds and as debt levels are reduced. Expansion of operations in the United States land drilling market provided second quarter growth in EBITDA and cash flow continuity that offsets the seasonal nature of Precision's oilfield service business in Canada.

Besides new rig deployments in the quarter, no existing rigs were moved for customers between Canada and the United States. Outside Canada and the United States, there was no change in activity as Precision continued to operate two drilling rigs in Mexico and has one idle rig in Chile. Precision will be opportunistic in deploying rigs to international markets with moderate new capital investment requirements and contracts that reward high value high performance services.

Summary for the three months ended June 30, 2009:

• The integration of the Grey Wolf acquisition in the United States has proceeded on schedule with implementation of a new organizational structure and financial systems. The roll-out of vertical business support through supply chain and equipment management is well underway for implementation during the second half of 2009.

•    Revenue was $210 million, an increase of $71 million or 51% from the prior year quarter due to growth in Precision's United States operations offset by seasonally lower activity levels in Precision's Canadian operations and lower customer pricing for most of Precision's services.

•    Operating earnings were $31 million, an increase of $9 million or 40% from the second quarter in 2008. Operating earnings were 15% of revenue, compared to 16% in 2008.

•    Capital expenditures for the purchase of property, plant and equipment were $90 million in the second quarter, an increase of $59 million over the same period in 2008, and included $86 million on expansionary capital initiatives and $4 million on the upgrade of existing assets.  During the quarter eight newly-built Super Series drilling rigs were added to the fleet under long-term customer contracts, three in Canada and five in the United States.

•    Financial charges were $45 million, an increase of $43 million from the prior year due to credit facilities entered into during the fourth quarter 2008 as a result of acquisition growth in the United States contract drilling market.

•    A significant portion of Precision’s secured credit facilities are denominated in US dollars.  During the quarter Precision recorded a foreign exchange gain of $74 million primarily due to a weakening of the US dollar compared to the Canadian dollar and the effect on the financial statement translation of long-term monetary items.

•    General and administrative costs were $25 million an increase of $8 million from the prior year due primarily to growth in Precision's United States operations partially offset by personnel reductions and reduced discretionary expenses.

•    Bad debt expense was $4 million as the allowance for doubtful accounts was increased to $19 million. Creditworthiness remains a high priority as low energy commodity prices are creating financial hardship for certain customers.

•    Average revenue per utilization day for contract drilling rigs in the second quarter of 2009 compared to the same period in 2008 increased to US$24,817 per day from US$22,006 per day in the United States and from $15,924 in 2008 to $18,335 for Canada. The increase in revenue rates for the second quarter in the United States reflects the new rig mix associated with the acquisition, including turnkey operations. These figures include US$17 million in revenue generated from idle but contracted rigs associated with term customer contracts and US$6 million in revenue from early contract terminations on two rigs.  Turnkey revenue was US$9 million generated from 142 utilization days. Within Precision’s Completion and Production Services segment, average hourly rates for service rigs were $604 in the second quarter of 2009 compared to $731 in the first quarter of 2009 and $649 for the second quarter of 2008.

•    Average operating costs per utilization day for drilling rigs increased in the second quarter of 2009 to US$14,405 per day from the prior year second quarter of US$10,331 per day in the United States and decreased marginally in Canada from $10,685 to $10,573. Within Precision’s Completion and Production Services segment, average hourly operating costs for service rigs were $507 in the second quarter of 2009 compared to $453 in the second quarter of 2008. Costs were slightly lower on Canadian drilling rigs due to cost saving initiatives implemented in the quarter. Other cost escalations were primarily attributable to deeper capacity drilling rig mix and lower equipment activity to allocate fixed costs. In the United States the increase was also impacted by turnkey operations where there is a larger scope to drilling costs that the drilling contractor is responsible for providing, with a commensurate increase in revenue.

Summary for the six months ended June 30, 2009:

•    Precision lowered its debt to capitalization ratio from 0.37 to 0.24 with debt repayment o $472 million from proceeds through three equity raises in the first half of 2009 and cash flow from operations. As at June 30, 2009 Precision had a cash balance of $180 million and in combination with access to its US$260 million revolving credit facility, Precision continues to carry ample liquidity.

•    Revenue was $658 million, an increase of $177 million or 37% from the prior year due to growth in Precision's United States operations offset by lower activity levels and lower customer pricing.

•    Operating earnings were $156 million, an increase of $11 million or 8% from 2008. Operating earnings were 24% of revenue, compared to 30% in 2008.

•    Capital expenditures for the purchase of property, plant and equipment were $165 million in the first half of 2009, an increase of $110 million over the same period in 2008, and included $147 million on expansionary capital initiatives and $18 million on the upgrade of existing assets.  During the first six months 14 newly-built Super Series drilling rigs were added to the fleet under long-term customer contracts, seven in Canada and seven in the United States.

•    Financial charges were $84 million, an increase of $79 million from the prior year due to debt service and refinancing costs associated with acquisition growth late in the fourth quarter of 2008.

•    A significant portion of Precision’s secured credit facilities are denominated in US dollars.  During the first half of the year Precision recorded a foreign exchange gain of $42 million primarily due to a weakening of the US dollar compared to the Canadian dollar and the effect on the translation of long-term monetary items.

•    General and administrative costs were $50 million, an increase of $14 million from the prior year due primarily to acquisition growth in Precision's United States operations partially offset by personnel reductions and reduced discretionary expenses.

The industry and Precision have been experiencing declining utilization as customer spending has been dramatically reduced because of lower oil and natural gas commodity prices. For the second quarter of 2009 AECO natural gas spot prices averaged $3.46 per MMBtu, a decrease of 66% over the second quarter 2008 average of $10.22 per MMBtu. In the United States, Henry Hub natural gas spot prices averaged US$3.70 per MMBtu in the second quarter of 2009 a decrease of 67% over the second quarter 2008 average of US$11.37 per MMBtu.  West Texas Intermediate crude oil averaged US$59.69 per barrel during the quarter compared to US$124.29 per barrel in the same period in 2008. The one-year forward price for North American natural gas was also lower, trading in a range of about $4.50 to $5.50 on Canadian and U.S. exchanges in the second quarter of 2009, compared to a range of about $9.00 to $13.00 in the same quarter of 2008.

OUTLOOK

The global economic recession, the tight and high-cost capital markets and low oil and natural gas commodity prices continue to have a negative impact on the oilfield service industry.  The drilling sector in both Canada and the United States experienced a period of significant decline in utilization. According to industry sources, as at July 10, 2009, the United States active land drilling rig count was down about 52% from the same period in the prior year while the Canadian drilling rig count was down about 57%.

With the decrease in utilization, the competitive pressure on all of Precision's service offerings intensified resulting in lower rates for services.  In the United States there has been a recent leveling of rigs working and a seasonal increase in rigs working in Canada though significantly lower than the third quarter of 2008. Precision expects these low levels of utilization to persist into the third quarter of 2009 and potentially longer depending on natural gas prices.  Customers have provided very little visibility for oilfield services in the fourth quarter of 2009. Precision expects EBITDA and EBITDA as a percentage of revenue to continue to decline from first half 2009 levels, though third quarter Canadian levels should be higher than second quarter 2009 levels as rigs are returned to service.

Precision has a strong portfolio of long-term customer contracts that help mitigate the effects of the current downturn.  Precision expects to have an average of approximately 88 rigs under day work term contract in North America in the third quarter of 2009 and an average of 79 for the fourth quarter of 2009.  These term contract totals include 17 rigs in the United States that are currently not working but receiving margin revenue from customers.  In Canada, term contracted drilling rigs generate about 200 to 250 utilization days a year due to the seasonal nature of well access whereas in the United States Precision expects about 350 utilization days in most regions.

For all of 2009, Precision expects to have an average of approximately 92 rigs under term contract, with 56 rigs contracted in the United States, 34 in Canada and 2 in Mexico.  For 2010, Precision expects to have an average of approximately 27 rigs in Canada under term contract and 32 in the United States and Mexico, for a total of 59 for the full year.  For the calendar year of 2011, Precision expects an average of approximately 34 rigs to be generating revenue under existing term contracts, with 15 of these in Canada and 19 in the United States.  Precision’s long-term contracts continue to be honoured by its customers and in some cases, term revisions have been negotiated within original economic terms.  During the second quarter, Precision added six new term contracts for existing rig deployment expected during the second half of 2009 and early 2010 in the Marcellus shale play in the United States.

As part of its ongoing net debt reduction plan, Precision expects to keep capital expenditures at low levels during 2009.  Capital expenditures totaled $165 million in the first half of 2009 and are expected to be approximately $210 million for the full year, with approximately $40 million for upgrade capital and $170 million for previously committed expansion capital.  The expansion capital is for 16 new rigs to be placed into service in 2009 with the completion of the 2008 Super Series new build program of which 14 were completed by the end of the second quarter.

With the recession negatively impacting energy demand and with increased onshore domestic production, the United States natural gas storage levels are at a record high level surpassing the five-year range as at July 10, 2009 and 26% higher than storage volumes a year ago.  The increase in United States natural gas production, concerns over the declines in industrial gas consumption and the prospect of higher liquefied natural gas ("LNG") imports has overshadowed lower Canadian imports and the drop in active North American rigs drilling for natural gas.  Precision expects the United States supply of natural gas to show significant declines in the near future as United States production has begun to level off according to the latest available data.  Subject to demand, this should provide for higher commodity prices and support a recovery in drilling activity.

Despite the near term challenges, the future of the global oil and gas service industry remains promising. For Precision, 2009 represents an opportunity to demonstrate its value to customers through delivery of high performance, high value services that deliver low customer well costs and strong relative margins to Precision.

SEGMENTED FINANCIAL RESULTS

Precision’s operations are reported in two segments. The Contract Drilling Services segment includes the drilling rig, camp and catering, oilfield supply, and manufacturing divisions. The Completion and Production Services segment includes the service rig, snubbing, rental, and wastewater treatment divisions.

	Three months ended June 30,			Six months ended June 30,
(stated in thousands of Canadian dollars)	2009	2008	% Change	2009	2008	% Change
Revenue:
Contract Drilling Services	$185,226	$93,006	99.2	$575,105	$335,371	71.5
Completion and Production Services	25,590	47,559	(46.2)	88,565	152,279	(41.8)
Inter-segment eliminations	(1,219)	(2,051)	40.6	(5,628)	(6,447)	12.7
	$209,597	$138,514	51.3	$658,042	$481,203	36.7

Operating earnings: (1)
Contract Drilling Services	$43,520	$23,816	82.7	$161,052	$123,863	30.0
Completion and Production Services	(681)	8,810	(107.7)	12,875	42,673	(69.8)
Corporate and other	(11,801)	(10,446)	(13.0)	(17,451)	(21,376)	18.4
	$31,038	$22,180	39.9	$156,476	$145,160	7.8
 (1) Non-GAAP measure.  See “NON-GAAP MEASURES”.

SEGMENT REVIEW OF CONTRACT DRILLING SERVICES

	Three months ended June 30,			Six months ended June 30,
(stated in thousands of Canadian dollars, except where noted)	2009	2008	% Change	2009	2008	% Change
Revenue	$185,226	$93,006	99.2	$575,105	$335,371	71.5
Expenses:
Operating	106,208	55,133	92.6	322,313	176,438	82.7
General and administrative	12,064	5,615	114.9	30,343	11,460	164.8
EBITDA (1)	66,954	32,258	107.6	222,449	147,473	50.8
Depreciation	23,434	8,442	177.6	61,397	23,610	160.0
Operating earnings (1)	$43,520	$23,816	82.7	$161,052	$123,863	30.0
Operating earnings as a percentage of revenue	23.5%	25.6%		28.0%	36.9%
Drilling rig revenue per utilization day in Canada	$18,335	$15,924	15.1	$18,487	$16,265	13.7
Drilling rig revenue per utilization day in the United States (2)	US$ 24,817	US$ 22,006	12.8	US$ 25,079	US$ 22,365	12.1
(1) Non-GAAP measure.  See “NON-GAAP MEASURES”.
(2) Includes revenue from idle but contracted rig days and rig contract lump sum payouts.

	Three months ended June 30,
Canadian drilling statistics: (1)	2009		2008
	Precision	Industry (2)	Precision	Industry (2)
Number of drilling rigs (end of period)	226	868	228	886
Drilling rig operating days (spud to release)	2,272	8,367	3,066	15,744
Drilling rig operating day utilization	11%	11%	15%	19%
Number of wells drilled	289	782	413	1,568
Average days per well	7.9	10.7	7.4	10.0
Number of metres drilled (000s)	504	1,274	602	2,444
Average metres per well	1,744	1,629	1,457	1,559
Average metres per day	222	152	196	155

	Six months ended June 30,
Canadian drilling statistics: (1)	2009		2008
	Precision	Industry (2)	Precision	Industry (2)
Number of drilling rigs (end of period)	226	868	228	886
Drilling rig operating days (spud to release)	8,871	36,611	13,570	61,082
Drilling rig operating day utilization	22%	23%	32%	38%
Number of wells drilled	955	3,753	1,863	6,694
Average days per well	9.3	9.8	7.3	9.1
Number of metres drilled (000s)	1,596	5,315	2,548	9,234
Average metres per well	1,671	1,416	1,368	1,379
Average metres per day	180	145	188	151
(1) Canadian operations only.
(2) CAODC and Precision – excludes non-CAODC rigs and non-reporting CAODC members.

In the Contract Drilling Services segment, revenue for the second quarter of 2009 increased by 99% to $185 million while EBITDA increased by 108% to $67 million compared to the same period in 2008. The increase in revenue and EBITDA was due to acquisition growth in December, 2008.  Activity in North America was impacted by lower customer demand due to continued low natural gas and oil prices.  Lower industry activity levels were offset by the growth and term contract positioning of Precision's rig fleet. Drilling rig revenue per utilization day in Canada was up 15% over the prior year due to a greater percentage of contracted rig days compared to prior year and proportionately more activity from the Super Triple and Super Single™ rigs which typically receive a day rate premium.  During the quarter 57% of Precision’s utilization days in Canada and 79% of the utilization days in the United States were generated from rigs under term contract.  In the United States the average drilling utilization day rates for Precision remained relatively strong due to term contracted rigs, the lump sum payments associated with the early termination of two rig contracts and margin contributions from idle but contracted rigs.   As at the end of the quarter in the United States there were 40 drilling rigs working under term contracts and another 17 idle but contracted rigs where Precision was receiving the margin payment only.

Drilling rig utilization days (spud to rig release plus move days) in Canada during the second quarter of 2009 were 2,499, a decrease of 27% compared to 3,442 in 2008.   Drilling rig activity for Precision in the United States was 223% higher than the same quarter of 2008 due to the acquisition in December, 2008. In the prior year quarter Precision had one drilling rig working in Latin America and realized a total of 57 utilization days as compared to 182 utilization days in the current quarter from operations in Mexico.

Precision's camp and catering division experienced an activity decrease of 44% over the prior year second quarter as demand for base camp and traditional rig camps fell with the overall decline in oilfield service activity in western Canada.

Operating expenses were 57% of revenue for the quarter compared to 59% for the prior year quarter. The decrease was due to proportionately higher activity in the United States than Canada where activity in the second quarter is impacted by spring break-up.  On a per day basis, operating costs for the drilling rig division in Canada were 1% lower than the prior year quarter due to cost containment measures.  Operating costs percentage in the United States was marginally higher due to rig mix, an additional provision for bad debts of about $4 million and higher state commodity taxes.

Despite the drop in activity and increased pressure on day rates, EBITDA  margins in contract drilling improved from prior year due to term contracts, management control over costs and efforts to minimize the erosion of drilling rig day rates.

Depreciation in the Contract Drilling Services segment increased from the prior year due to the increase in activity in the United States and the increase in carrying value of  rigs to fair market value on acquisition.  The segment applies the unit of production method in calculating rig depreciation expense.

SEGMENT REVIEW OF COMPLETION AND PRODUCTION SERVICES

	Three months ended June 30,			Six months ended June 30,
(stated in thousands of Canadian dollars, except where noted)	2009	2008	% Change	2009	2008	% Change
Revenue	$25,590	$47,559	(46.2)	$88,565	$152,279	(41.8)
Expenses:
Operating	20,463	32,713	(37.4)	62,528	91,994	(32.0)
General and administrative	2,110	1,992	5.9	4,471	5,292	(15.5)
EBITDA: (1)	3,017	12,854	(76.5)	21,566	54,993	(60.8)
Depreciation	3,698	4,044	(8.6)	8,691	12,320	(29.5)
Operating earnings (1)	$(681)	$8,810	(107.7)	$12,875	$42,673	(69.8)
Operating earnings as a percentage of revenue	(2.7%)	18.5%		14.5%	28.0%

	Three months ended June 30,			Six months ended June 30,
Canadian well servicing statistics:	2009	2008	% Change	2009	2008	% Change
Number of service rigs (end of period)	229	223	2.7	229	223	2.7
Service rig operating hours	32,818	55,631	(41.0)	97,672	167,626	(41.7)
Service rig operating hour utilization	16%	27%		24%	41%
Service rig revenue per operating hour	$604	$649	(6.9)	$689	$712	(3.2)
(1) Non-GAAP measure.  See “NON-GAAP MEASURES”.

In the Completion and Production Services segment, revenue for the second quarter decreased by 46% from 2008 to $26 million while EBITDA declined by 77% to $3 million.  The decrease in revenue and margins is attributed to the decline in industry activity as customers reduced spending in response to sharply lower oil and natural gas commodity prices.

Service rig activity declined 41% from the prior year period, with the service rig fleet generating 32,818 operating hours in the second quarter of 2009 compared with 55,631 hours in 2008 for utilization of 16% and 27%, respectively.  The reduction was a result of lower service rig demand due to decreased drilling activity and spending on production maintenance of existing wells.  New well completions accounted for 7% of service rig operating hours in the second quarter compared to 20% in the same quarter in 2008.   There were 1,504 well completions in Canada in the second quarter, a 52% decline from 3,148 wells in the same quarter in 2008.

Average service rig revenue decreased $45 per operating hour over the prior year which represents EBITDA margin compression given labour cost increases of about $25 per operating hour during the fourth quarter of 2008.

Higher variable operating expenses, fixed costs spread over a lower activity base and lower revenue rates led to an increase in operating expenses as a percent of revenue from 69% in the second quarter of 2008 to 80% for the same period in 2009.   Operating costs per operating hour increased over the comparable period in 2008 due primarily to increased wages and lower activity.

Depreciation in the Completion and Production Services segment in the second quarter of 2009 was 9% lower than the prior year period due to lower equipment utilization.

SEGMENT REVIEW OF CORPORATE AND OTHER
Corporate and other expenses increased by 13% to $12 million in the second quarter of 2009 compared to $10 million in the same period of 2008. The increase was primarily associated with expanded United States operations.

OTHER ITEMS
Net financing charges of $45 million for the second quarter of 2009 were $43 million higher than the prior year.  Included in financing charges is $17 million for the amortization of deferred financing costs. With the repayment of the unsecured bridge facility $10 million of the capitalized financing costs associated with this facility were expensed in the quarter.  The increase in interest expense is attributable to higher long-term debt associated with the acquisition of Grey Wolf.  During the second quarter, Precision entered into interest rate agreements that effectively fixed the overall effective interest rate at current levels on most of the term debt in the secured credit facility for the remaining term and scheduled debt repayment.

The Trust’s effective tax rate on earnings before income taxes for the first six months of 2009 was a tax recovery of 0.3% compared to a 9.9% expense for the same period in 2008. The income tax recovery is primarily a result of tax deductions available in excess of tax earnings.  Compared to a corporate tax rate, the low effective tax rate can also be the result of the income trust structure shifting all or a portion of the income tax burden of the Trust to its unitholders and due to a portion of the Trust's taxable income being taxed at lower rates than the Canadian corporate tax rate.

At June 30, 2009 Precision reported goodwill of $813 million of which $529 relates to the United States contract drilling business unit. With specific reference to goodwill impairment, Precision will continue to monitor the business climate for a significant adverse change from December 31, 2008 and may test for impairment during 2009, between customary annual tests.

LIQUIDITY AND CAPITAL RESOURCES
In connection with the 2008 acquisition of Grey Wolf, a subsidiary of the Trust entered into a new senior secured credit facility (the "Secured Facility") with a syndicate of lenders that is guaranteed by the Trust and was comprised of term loans and a revolving facility (the "Revolver"). Precision also entered into an unsecured bridge facility with certain of the lenders (the "Unsecured Facility" and, together with the Secured Facility, the "Credit Facilities") that is also guaranteed by the Trust.  The Credit Facilities funded the cash portion of the acquisition and refinanced the pre-closing Precision bank debt and certain pre-closing debt obligations of Grey Wolf.

On February 18, 2009 the Trust issued 46 million Trust units at US$3.75 per unit for gross proceeds of $217 million and proceeds net of fees and expenses of $209 million. The proceeds were used to repurchase the outstanding convertible notes assumed in conjunction with the Grey Wolf acquisition.  All of the note holders with the exception of US$10,000 exercised the repurchase option.

In April, Precision announced a series of financing transactions that raised approximately $380 million which was used to strengthen the Trust’s balance sheet by refinancing and restructuring the debt incurred in the acquisition of Grey Wolf.  The financing transactions enabled the repayment of Precision's Unsecured Facility loans of $296 million (US$235 million) which bore interest at 17% and allowed Precision's Secured Facility to be fully syndicated and thereby provide certainty to the cost of debt.  Precision issued $175 million of unsecured notes with an eight-year life  requiring no principal payments for the first five years, and reduced the available Revolver capacity to US$260 million in conjunction with the closing of these financing transactions.

The financing transactions, coupled with the Trust's February 2009 unit offering, reduced Precision's blended interest rate to approximately 8.3%,reduced Precision's cash interest expense by approximately $70 million on an annual basis and reduced the Trust’s overall leverage.

The terms of the documents governing the Secured Facility contain provisions that in the event of default or in liquidation scenario ensures that the lenders have priority as to payment over the unitholders in respect to the assets and income of the Trust and its subsidiaries.  Amounts due and owing to the lenders under the Secured Facility must be paid before any distributions can be made to unitholders.  This relative priority of payments could result in a temporary or permanent interruption of distributions to unitholders.

As at June 30, 2009, approximately $889 million was outstanding under the Secured Facility and approximately $175 million was outstanding under the unsecured notes.

During the first half of 2009 the Trust generated cash from continuing operations of $414 million and issued Trust units for net proceeds of $414 million.  The cash generated was used to purchase property plant and equipment net of disposal proceeds and related non-cash working capital of $179 million, repay long-term debt of $472 million, pay additional finance charges of $21 million, and make cash distributions to unitholders of $27 million leaving a cash increase at June 30, 2009 of $118 million.

As at June 30, 2009 the Trust had a long-term debt to long-term debt plus equity ratio of 0.24 compared to 0.07 as at the comparable period in 2008 and 0.37 at December 31, 2008.  The significant increase over the prior year is due to the additional debt arising from the acquisition of Grey Wolf.  Precision has made net debt reduction a priority and is employing initiatives to deleverage from current levels.

In addition to the Secured Facility, Precision has a $25 million operating facility which is utilized for working capital management and the issuance of letters of credit.

During the second quarter of 2009, working capital decreased by $114 million to $254 million as Precision realized lower activity and corresponding operating results in the current quarter compared to the first quarter of 2009.

DISTRIBUTIONS
Precision converted to an income trust in 2005 as the Canadian tax rules of the day allowed the market to place a higher value for unitholders on the flow-through structure than the traditional corporate structure. In light of legislated and proposed changes, the oilfield service sector outlook and resulting financial operating performance and loan covenants the Trust continues to examine whether the current structure is optimal for Precision’s business strategy and in the best interests of unitholders.

On February 9, 2009 the Trust announced the suspension of cash distributions for an indefinite period for distributions to be paid after February 17, 2009.  The suspension of cash distributions was taken in response to lower financial operating performance at the start of 2009 and allowed Precision to increase debt repayment capability and balance sheet strength.

Key factors for consideration in determining actual cash flow available for distribution, in an historical context, are disclosed within the Consolidated Statements of Cash Flow. In calculating distributable cash Precision makes the following adjustments to cash provided by continuing operations:

•	Deducts the purchase of property, plant and equipment for upgrade capital as the minimum reinvestment required to maintain current operating capacity;

•	Deducts the purchase of property, plant and equipment for expansion initiatives to grow capacity;

•	Adds the proceeds on the sale of property, plant and equipment capital which are incidental transactions occurring within the normal course of operations; and

•	Deducts long-term incentive plan changes as an unfunded liability resulting from the operating activities in the current period.

A quarterly two-year reconciliation of distributable cash from continuing operations follows:

(Stated in thousands of Canadian dollars, except per diluted unit amounts)	2008		2009
Quarters ended	September 30	December 31	March 31	June 30
Cash provided by continuing operations	$3,241	$82,904	$201,596	$212,554
Deduct:
Purchase of property, plant and equipment for upgrade capital	(17,270)	(30,506)	(13,760)	(4,040)
Purchase of property plant and equipment for expansion initiatives	(58,187)	(68,804)	(61,162)	(86,283)
Add:
Proceeds on the sale of property, plant and equipment	1,879	5,115	5,942	1,887
Standardized distributable cash (1)	(70,337)	(11,291)	132,616	124,118
Unfunded long-term incentive plan compensation	93	(559)	2,524	(442)
Distributable cash from continuing operations	$(70,244)	$(11,850)	$135,140	$123,676
Cash distributions declared	$49,046	$53,522	$6,408	$-

Per diluted unit information:
Cash distributions declared	$0.39	$0.39	$0.04	$-
Standardized distributable cash (1) (2)	$(0.52)	$(0.08)	$0.63	$0.48
Distributable cash from continuing operations (1) (2)	$(0.52)	$(0.08)	$0.64	$0.48

(Stated in thousands of Canadian dollars, except per diluted unit amounts)	2007		2008
Quarters ended	September 30	December 31	March 31	June 30
Cash provided by continuing operations	$20,270	$78,474	$57,307	$200,458
Deduct:
Purchase of property, plant and equipment for upgrade capital	(10,544)	(9,241)	(2,814)	(8,864)
Purchase of property plant and equipment for expansion initiatives	(30,382)	(28,264)	(20,654)	(22,480)
Add:
Proceeds on the sale of property, plant and equipment	1,273	1,236	1,303	2,143
Standardized distributable cash (1)	(19,383)	42,205	35,142	171,257
Unfunded long-term incentive plan compensation	3,685	(1,817)	469	(2,166)
Distributable cash from continuing operations	$(15,698)	$40,388	$35,611	$169,091
Cash distributions declared	$49,046	$69,166	$49,046	$49,045

Per diluted unit information:
Cash distributions declared	$0.39	$0.55	$0.39	$0.39
Standardized distributable cash (1) (2)	$(0.14)	$0.31	$0.26	$1.27
Distributable cash from continuing operations (1) (2)	$(0.12)	$0.30	$0.26	$1.25
(1) Non-GAAP measure.  See “NON-GAAP MEASURES”.
(2) Distributable cash calculations per basic and diluted unit have been adjusted to reflect the rights offering completed in the second quarter of 2009.

(stated in thousands of Canadian dollars)	Six months ended June 30, 2009	Six months ended June 30, 2008	Year ended December 31, 2008
Cash provided by continuing operations (A)	$414,150	$257,765	$343,910
Net earnings (B)	$114,892	$128,005	$302,730
Distributions declared (C)	$6,408	$98,091	$224,688
Excess of cash provided by continuing operations over distributions declared (A-C)	$407,742	$159,674	$119,222
Excess of net earnings from operating activities over distributions declared (B-C)	$108,484	$29,914	$78,042

Precision has initiated a number of cost reduction and cash generation plans designed to strengthen its capability to reduce net long-term debt and improve its underlying credit quality and capital structure.   The near-term management strategy involves retaining funds from available distributable cash to repay debt and fund  required capital expenditures and finance working capital needs.  Planned asset growth will generally be financed through existing debt facilities or cash retained from continuing operations.

QUARTERLY FINANCIAL SUMMARY

(Stated in thousands of Canadian dollars, except per unit amounts)

	2008		2009
Quarters ended	September 30	December 31	March 31	June 30
Revenue	$285,639	$335,049	$448,445	$209,597
EBITDA (1)	118,820	134,795	169,387	59,259
Earnings from continuing operations:	82,349	92,376	57,417	57,475
Per basic unit (2)	0.61	0.67	0.30	0.23
Per diluted unit (2)	0.61	0.66	0.27	0.22
Net earnings:	82,349	92,376	57,417	57,475
Per basic unit (2)	0.61	0.67	0.30	0.23
Per diluted unit (2)	0.61	0.66	0.27	0.22
Cash provided by continuing operations	3,241	82,904	201,596	212,554
Distributions declared	$49,046	$77,551	$6,408	$-

	2007		2008
Quarters ended	September 30	December 31	March 31	June 30
Revenue	$227,928	$248,726	$342,689	$138,514
EBITDA (1)	92,068	103,351	147,347	35,574
Earnings from continuing operations:	69,702	89,329	106,266	21,739
Per basic unit (2)	0.52	0.66	0.79	0.16
Per diluted unit (2)	0.52	0.66	0.79	0.16
Net earnings:	72,658	89,329	106,266	21,739
Per basic unit (2)	0.54	0.66	0.79	0.16
Per diluted unit (2)	0.54	0.66	0.79	0.16
Cash provided by continuing operations	20,270	78,474	57,307	200,458
Distributions declared	$49,046	$99,348	$49,046	$49,045
(1) Non-GAAP measure.  See “NON-GAAP MEASURES”.
(2) Earnings per basic and diluted unit has been adjusted to reflect the rights offering completed in the second quarter of 2009.

NON-GAAP MEASURES

Precision uses certain measures that are not recognized under Canadian generally accepted accounting principles to assess performance and believes these non-GAAP measures provide useful supplemental information to investors. Following are the non-GAAP measures Precision uses in assessing performance.

EBITDA

Management believes that in addition to net earnings, EBITDA as derived from information reported in the Consolidated Statements of Earnings and Retained Earnings (Deficit) is a useful supplemental measure as it provides an indication of the results generated by Precision’s principal business activities prior to consideration of how those activities are financed, the impact of foreign exchange, how the results are taxed, how funds are invested or how non-cash depreciation and amortization charges affect results.

The following table provides a reconciliation of net earnings under GAAP, as disclosed in the Consolidated Statement of Earnings and Retained Earnings (Deficit), to EBITDA.

Three months ended June 30,	Six months ended June 30

(Stated in thousands of Canadian dollars)	2009	2008	2009	2008
EBITDA	$59,260	$35,574	$228,647	$182,921
Add (deduct):
Depreciation and amortization	(28,222)	(13,394)	(72,171)	(37,761)
Foreign exchange	74,060	(133)	41,569	1,125
Financing charges	(44,881)	(2,087)	(83,551)	(4,283)
Income taxes	(2,742)	1,779	398	(13,997)
Net earnings	$57,475	$21,739	$114,892	$128,005

Operating earnings
Management believes that in addition to net earnings, operating earnings as reported in the Consolidated Statements of Earnings and Retained Earnings (Deficit) is a useful supplemental measure as it provides an indication of the results generated by Precision’s principal business activities prior to consideration of how those activities are financed, the impact of foreign exchange or how the results are taxed.  Operating earnings as calculated by Precision was changed in the quarter and it now excludes the effects of foreign exchange.  The revised calculation is a better reflection of results from operations without consideration as to how results were  impacted by foreign exchange.

The following table provides a reconciliation of net earnings under GAAP, as disclosed in the Consolidated Statement of Earnings and Retained Earnings (Deficit), to operating earnings.

Three months ended June 30,	Six months ended June 30

(Stated in thousands of Canadian dollars)	2009	2008	2009	2008
Operating earnings	$31,038	$22,180	$156,476	$145,160
Add (deduct):
Foreign exchange	74,060	(133)	41,569	1,125
Financing charges	(44,881)	(2,087)	(83,551)	(4,283)
Income taxes	(2,742)	1,779	398	(13,997)
Net earnings	$57,475	$21,739	$114,892	$128,005

Standardized distributable cash, distributable cash from continuing operations, standardized distributable cash per diluted unit and distributable cash from continuing operations per diluted unit
Management believes that in addition to cash provided by continuing operations, standardized distributable cash and distributable cash from continuing operations are useful supplemental measures. They provide an indication of the funds available for distribution to unitholders after consideration of the impacts of capital expenditures and long-term unfunded contractual obligations.

Precision’s method of calculating these non-GAAP measures may differ from other entities and, accordingly, may not be comparable to measures used by other entities. Investors should be cautioned that these measures should not be construed as an alternative to measures determined in accordance with GAAP as an indicator of Precision’s performance.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS
Certain statements contained in this report, including statements that contain words such as “could”, “should”, “can”, “anticipate”, "estimate", "propose", "plan", “expect”, “believe”, “will”, “may” and similar expressions and statements relating to matters that are not historical facts constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking information and statements").

In particular, forward-looking information and statements include, but are not limited to:  the impact of cash conservation efforts, the number of rigs under daywork term contracts in Canada, the United States and Mexico; the global economic situation; persisting low rig utilization; continued declines in EBITDA and EBITDA as a percentage of revenue; the decline rate on newly drilled wells; overall natural gas supply declines and consequential effect on commodity prices; the potential rebound in land drilling activity and its impact on Precision’s asset utilization and rates; the integration of Precision and Grey Wolf; the potential for goodwill impairment; the timing of completion of rigs in the 2008 rig build program; and statements as to the demand for Precision's services; and the impact of certain accounting changes on Precision.

These forward-looking information and statements are based on certain assumptions and analysis made by the Trust in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results, performance or achievements will conform to the Trust’s expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from the Trust’s expectations. Such risks and uncertainties include, but are not limited to: fluctuations in the price and demand for oil and natural gas; the current global financial situation and the dislocation in the credit markets; fluctuations in the level of oil and natural gas exploration and development activities; fluctuations in the demand for well servicing, contract drilling and ancillary oilfield services; the effects of seasonal and weather conditions on operations and facilities; the existence of competitive operating risks inherent in well servicing, contract drilling and ancillary oilfield services; general economic, market or business conditions; changes in laws or regulations, including taxation, environmental and currency regulations; the lack of availability of qualified personnel or management; failure to realize anticipated synergies in the Grey Wolf acquisition; and other unforeseen conditions which could impact the use of services supplied by Precision.

Consequently, all of the forward-looking information and statements made in this report  are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Trust will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Trust or its business or operations.  Readers are therefore cautioned not to place undue reliance on such forward-looking information and statements.  Except as may be required by law, the Trust assumes no obligation to update publicly any such forward-looking information and statements, whether as a result of new information, future events or otherwise.

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(Stated in thousands of Canadian dollars)	June 30, 2009	December 31, 2008

ASSETS

Current assets:
Cash and cash equivalents	$179,979	$61,511
Accounts receivable	213,281	601,753
Income tax recoverable	11,863	13,313
Inventory	8,924	8,652
	414,047	685,229

Income tax recoverable (note 4)	58,055	58,055
Property, plant and equipment, net of accumulated depreciation	3,231,628	3,243,213
Intangibles	4,421	5,676
Goodwill	813,279	841,529
	$4,521,430	$4,833,702

LIABILITIES AND UNITHOLDERS' EQUITY

Current liabilities:
Accounts payable and accrued liabilities	$122,887	$270,122
Distributions payable	-	20,825
Current portion of long-term debt (note 5)	37,497	48,953
	160,384	339,900

Long-term liabilities	24,836	30,951
Long-term debt (note 5)	868,933	1,368,349
Future income taxes	729,196	770,623
	1,783,349	2,509,823
Contingencies (note 9)
Unitholders’ equity:
Unitholders’ capital (note 3)	2,771,159	2,355,590
Contributed surplus	2,023	998
Retained earnings (deficit)	60,416	(48,068)
Accumulated other comprehensive income (note 6)	(95,517)	15,359
	2,738,081	2,323,879

	$4,521,430	$4,833,702

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS (DEFICIT) (UNAUDITED)

	Three months ended June 30,		Six months ended June 30,
(Stated in thousands of Canadian dollars, except per unit amounts)	2009	2008	2009	2008
Revenue	$209,597	$138,514	$658,042	$481,203

Expenses:
Operating	125,591	85,795	379,352	261,985
General and administrative	24,746	17,145	50,043	36,297
Depreciation and amortization	28,222	13,394	72,171	37,761
Foreign exchange	(74,060)	133	(41,569)	(1,125)
Finance charges (note 8)	44,881	2,087	83,551	4,283
Earnings before income taxes	60,217	19,960	114,494	142,002

Income taxes: (note 4)
Current	(497)	2,045	8,164	4,697
Future (reduction)	3,239	(3,824)	(8,562)	9,300
	2,742	(1,779)	(398)	13,997

Net earnings	57,475	21,739	114,892	128,005
Retained earnings (deficit), beginning of period	2,941	(68,890)	(48,068)	(126,110)
Distributions declared	-	(49,045)	(6,408)	(98,091)

Retained earnings (deficit), end of period	$60,416	$(96,196)	$60,416	$(96,196)
Earnings per unit: (note 10)
Basic	$0.23	$0.16	$0.51	$0.95
Diluted	$0.22	$0.16	$0.50	$0.95
See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

	Three months ended June 30,		Six months ended June 30,
(Stated in thousands of Canadian dollars)	2009	2008	2009	2008

Net earnings	$57,475	$21,739	$114,892	$128,005
Unrealized loss recorded on translation of assets and liabilities of self-sustaining operations denominated in foreign currency	(163,709)	-	(110,876)	-

Comprehensive income (loss)	$(106,234)	$21,739	$4,016	$128,005

CONSOLIDATED STATEMENTS OF CASH FLOW (UNAUDITED)

	Three months ended June 30,		Six months ended June 30,
(Stated in thousands of Canadian dollars)	2009	2008	2009	2008

Cash provided by (used in):
Operations:
Net earnings	$57,475	$21,739	$114,892	$128,005
Adjustments and other items not involving cash:
Long-term compensation plans	652	2,166	(1,872)	1,697
Depreciation and amortization	28,222	13,394	72,171	37,761
Future income taxes	3,239	(3,824)	(8,562)	9,300
Amortization of debt issue costs	16,782	-	23,063	-
Foreign exchange on long-term monetary items	(85,680)	5	(50,998)	(17)
Changes in non-cash working capital balances	191,864	166,978	265,456	81,019
	212,554	200,458	414,150	257,765

Investments:
Purchase of property, plant and equipment	(90,323)	(31,344)	(165,245)	(54,812)
Proceeds on sale of property, plant and equipment	1,887	2,143	7,829	3,446
Change in income tax recoverable (note 4)	-	37	-	(55,148)
Changes in non-cash working capital balances	(9,513)	3,975	(21,888)	3,071
	(97,949)	(25,189)	(179,304)	(103,443)

Financing:
Increase in long-term debt	267,272	-	408,893	93,681
Repayment of long-term debt	(518,499)	(108,559)	(881,038)	(108,559)
Financing costs on long-term debt	(6,201)	-	(20,954)	-
Distributions paid	-	(49,045)	(27,233)	(118,212)
Issuance of trust units, net of issue costs	206,866	-	413,756	-
Change in non-cash working capital balances	(1,269)	-	431	-
Change in bank indebtedness	-	(10,548)	-	(14,115)
	(51,831)	(168,152)	(106,145)	(147,205)

Effect of exchange rate changes on cash and cash equivalents	(12,628)	-	(10,233)	-
Increase in cash and cash equivalents	50,146	7,117	118,468	7,117
Cash and cash equivalents, beginning of period	129,833	-	61,511	-

Cash and cash equivalents, end of period	$179,979	$7,117	$179,979	$7,117

See accompanying notes to consolidated financial statements

 Notes to Consolidated Financial Statements (UNAUDITED)
(Tabular amounts are stated in thousands of Canadian dollars except unit numbers)

1. Basis of Presentation

These interim financial statements for Precision Drilling Trust (the “Trust”) were prepared using accounting policies and methods of their application consistent with those used in the preparation of the Trust's consolidated audited financial statements for the year ended December 31, 2008 except as noted below. These interim financial statements conform in all material respects to the requirements of generally accepted accounting principles in Canada for annual financial statements with the exception of certain note disclosures. As a result, these interim financial statements should be read in conjunction with the Trust's consolidated audited financial statements for the year ended December 31, 2008.

Effective January 1, 2009 the Trust adopted new Canadian accounting standards relating to goodwill and intangible assets (Section 3064).  This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new section did not have an impact on the consolidated financial statements.

Precision has a combination of equity based incentive compensation plans outstanding, some of which are settled in trust units and others that are settled in cash.  Compensation cost associated with equity settled plans is recorded at fair value and expensed over the instruments vesting period. Under Precision's option plan the fair value of the option grant is calculated at the date of grant using the Black-Scholes option pricing model and that value is recorded as compensation expense over the grant's vesting period with an offsetting credit to contributed surplus. Forfeitures are estimated on the date of grant. Under the non-management director trust unit plan the fair value is based on the trading price of a Precision unit on the date of grant. Compensation cost associated with cash settled compensation plans is recorded at intrinsic value over the instruments vesting period. Intrinsic value is determined by the unit price at the period end applied to the units that have vested under the plan. The associated liability is included in accounts payable or long-term liabilities as appropriate.

2. Seasonality of Operations

The Trust has operations that are carried on in Canada which represent approximately 37% (2008 - 88%) of consolidated total assets as at June 30, 2009 and 43% (2008 - 87%) of consolidated revenue for the six months ended June 30, 2009. The ability to move heavy equipment in Canadian oil and natural gas fields is dependent on weather conditions. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. The duration of this "spring break-up" has a direct impact on the Trust's activity levels. In addition, many exploration and production areas in northern Canada are accessible only in winter months when the ground is frozen hard enough to support equipment. The timing of freeze up and spring break-up affects the ability to move equipment in and out of these areas. As a result, late March through May is traditionally the Trust’s slowest time.

3.  Unitholders’ Capital

(a) Authorized    - unlimited number of voting Trust units
      - unlimited number of voting exchangeable LP units

(b) Units issued:

Trust units	Number	Amount

Balance, December 31, 2008	160,042,065	$2,353,843
Issued February 18, 2009
Issued on retraction of exchangeable LP units
Issued pursuant to private placement
Issued upon the exercise of rights on June 4, 2009
Unit issue costs, net of related tax effect of $1.8 million
	46,000,000 32,021 35,000,000 34,441,950 -	217,281 369 70,181 103,326 (10,038)
	275,516,036	$2,734,962
Warrants issued pursuant to private placement	-	34,819
Balance, June 30, 2009	275,516,036	$2,769,781

Exchangeable LP units	Number	Amount

Balance, December 31, 2008	151,583	$1,747
Redeemed on retraction of exchangeable LP units	(32,021)	(369)
Balance, June 30, 2009	119,562	$1,378

Summary	Number	Amount

Trust units	275,516,036	$2,769,781
Exchangeable LP units	119,562	1,378
Unitholders’capital	275,635,598	$2,771,159

(c) Warrants:

On April 22, 2009 the Trust issued 15,000,000 purchase warrants pursuant to a private placement.  Each warrant is exercisable into a unit of the Trust at a price of $3.22 per trust unit for a period of five years from the date of issue.

4.  Income Taxes

Currently, the Trust incurs taxes to the extent that there are certain provincial capital taxes or state franchise taxes, as well as taxes on any taxable income, of its underlying subsidiaries. Future income taxes arise from the differences between the accounting and tax basis of the Trust's and its subsidiaries' assets and liabilities.

The provision for income taxes differs from that which would be expected by applying statutory Canadian income tax rates.  A reconciliation of the difference at June 30 is as follows:

	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008
Earnings before income taxes	$60,217	$19,960	$114,494	$142,002
Federal and provincial statutory rates	29%	30%	29%	30%
Tax at statutory rates	$17,463	$5,988	$33,203	$42,601
Adjusted for the effect of:
Non-deductible expenses	(1,504)	29	2,182	(197)
Income taxed at lower rates	(12,605)	-	(35,424)	-
Income to be distributed to unitholders, not subject to tax in the Trust	(879)	(8,685)	(2,323)	(31,569)
Other	267	889	1,964	3,162
Income tax expense (reduction)	$2,742	$(1,779)	$(398)	$13,997
Effective income tax rate	5%	(9)%	-%	10%

The Trust received Notices of Reassessment in 2008 from a provincial taxing authority related to certain subsidiaries' taxation years ending in 2001 through 2004.  As a result of the notices, the Trust was required to pay $37.7 million in taxes and $20.4 million in assessed interest.  The reassessments relate to the treatment of interest in certain provincial tax filings. The Trust is in the process of challenging these reassessments. The Trust anticipates that the dispute will not be resolved within one year and has recorded the amount paid as a long-term receivable.  No amounts related to the $58.1 million in reassessments have been expensed.

5. Long-Term Debt

	June 30, 2009	December 31, 2008
Secured facility:
Term Loan A	$357,038	$489,215
Term Loan B	531,582	489,840
Revolving credit facility	-	107,981
Unsecured facility	-	168,352
Unsecured senior notes Unsecured convertible notes	175,000	-
3.75% notes (US $137.5 million)	-	168,413
Floating rate notes (US $124.8 million)	-	152,801
	1,063,620	1,576,602
Less net unamortized debt issue costs	(157,190)	(159,300)
	906,430	1,417,302
Less current portion	(37,497)	(48,953)
	$868,933	$1,368,349

As at June 30, 2009 Precision had borrowed $1,063.6 million comprised of US$745.5 million, under secured facilities and $175 million under an unsecured facility. Precision had available a further US$260.0 million under the secured revolving credit facility, of which none was drawn. Availability of the revolving credit facility was reduced by outstanding letters of credit of US$28.0 million.

During the second quarter Precision entered into an interest rate swap arrangement to fix the libor rate at 1.7% on US$250.0 million of the Term A-1 facility (with scheduled reductions in the balance through September 2013 to match the reduction in principal balances) and paid US$2.1 million for an interest rate cap of 3.25% on US$350.0 million of the Term B facilities (with scheduled reductions in the hedged balance through December 2013). The net amount owing under the interest rate derivative contract is settled quarterly.

During the second quarter, Precision fully repaid and cancelled the outstanding balance of the unsecured facility and completed syndication of the Secured Facility.

On April 22, 2009, the Trust completed a private placement of $175.0 million principal amount of 10% senior unsecured notes (the "Senior Notes") which have an eight-year term, with one-third of the initial outstanding principal amount payable on each of the 6th, 7th and 8th anniversaries of the closing date of the private placement. The Senior Notes are unsecured and have been guaranteed by the Trust and each subsidiary of the Trust that guaranteed the Secured Facility. The terms of the Senior Notes requires Precision to maintain certain affirmative and negative covenants.

During the first quarter, holders of 3.75% Notes and Floating Rate Notes representing US$137.5 million and US$124.8 million, respectively accepted the purchase offer made pursuant to change in control provisions in the indenture agreements governing the notes.   Precision was required to purchase these notes on March 24, 2009 at the principal balance plus accrued interest.

At June 30, 2009 principal repayments are as follows:

For the twelve month periods ended June 30,
2010	$37,497
2011	65,794
2012	75,427
2013	85,061
2014	229,562
Thereafter	570,279

6. Accumulated Other Comprehensive Income

Balance, December 31, 2008	$15,359
Unrealized foreign currency translation loss	(110,876)
Balance, June 30, 2009	$(95,517)

7. Unit Based Compensation Plans

(a) Option plan:

During the quarter the Trust implemented a unit option plan under which a combined total of 11,103,500 options to purchase units are reserved to be granted to employees.  Of the amount reserved, 1,920,100 options have been granted.  Under this plan, the exercise price of each option equals the fair market of the option at the date of grant determined by the weighted average trading price for the five days preceding the grant.  The options vests over a period of three years from the date of grant as employees render continuous service to the Trust and have a term of seven years.

A summary of the status of the equity incentive plan as at June 30, 2009 is presented below:

	Options Outstanding	Range of exercise price	Weighted average exercise price	Options exercisable
Outstanding as at December 31, 2008	-
Granted	1,920,100	$5.80 – 5.85	$5.83	-
Outstanding as at June 30, 2009	1,920,100	$5.80 – 5.85	$5.83	-

The per unit weighted average fair value of the unit options granted during the quarter ended June 30, 2009 was $2.54 based on the date of grant valuation using the Black-Scholes option pricing model with the following assumption: average risk-free interest rate 2%, average expected life of four years and expected volatility of 56%. Unit based compensation of $0.2 million was expensed during the three and six months ended June 30, 2009.

 (b) Officers and employees;

During the quarter Precision introduced two new unit based incentive plans to replace the Performance Saving Plan and the Long-Term Incentive Plan.  Under the Restricted Trust Unit incentive plan units granted to eligible employees vest annually over a three year term.  Vested units are automatically paid out in cash in the first quarter of the year following vesting at a value determined by the fair market value of the units as at December 31 of the vesting year.  Under the Performance Trust Unit incentive plan units granted to eligible employees vest at the end of a three year term.  Vested units are automatically paid out in cash in first quarter following the vested term based on the number of performance units held multiplied by a performance factor that ranges from zero to two times. The performance factor is based on Precision’s returns compared to a peer group.  Included in net earnings for the three and six months ended June 30, 2009 is an expense of $0.3 million (2008 - $nil) and $2.4 million (2008 -  $nil), respectively.

Certain liabilities under the Performance Savings Plan continue to exist as eligible participants were able to elect to receive a portion of their annual performance bonus in the form of deferred trust units ("DTUs"). These notional units are redeemable in cash and are adjusted for each distribution to unitholders by issuing additional DTUs based on the weighted average trading price on the Toronto Stock Exchange for the five days immediately following the ex-distribution date. All DTUs must be redeemed within 60 days of ceasing to be an employee of Precision or by the end of the second full calendar year after receipt of the DTUs. A summary of the DTUs outstanding under this unit based incentive plan is presented below:

Deferred Trust Units	Outstanding
Balance, December 31, 2008	83,435
Issued, including as a result of distributions	211,156
Redeemed on employee resignations and withdrawals	(4,395)
Balance, June 30, 2009	290,196

As at June 30, 2009 $1.6 million is included in accounts payable and accrued liabilities for outstanding DTUs.  Included in net earnings for the three and six months ended June 30, 2009 is an expense of $ 0.7 million (2008 - $0.5 million) and $0.3 million (2008 - $1.1 million), respectively.

The Trust has a Unit Appreciation Rights ("UAR") plan. Under the plan eligible participants were granted UAR's that entitle the rights holder to receive cash payments calculated as the excess of the market price over the exercise price per unit on the exercise date. The exercise price of the UAR is reduced by the aggregate unit distributions paid or payable on Trust units from the grant date to the exercise date. The UAR's vest over a period of 5 years and expire 10 years from the date of grant. No amounts relating to the UAR plan have been recorded as compensation expense or accrued liability as at June 30, 2009 as the intrinsic value of the awards was nil.

(c)  Executive;

In 2007 the Trust instituted a Deferred Signing Bonus Unit Plan for its Chief Executive Officer.  Under the plan 178,336 notional DTUs were granted on September 1, 2007.  The units are redeemable one-third annually beginning September 1, 2008 and are settled for cash based on the Trust unit trading price on redemption.  The number of notional DTUs is adjusted for each distribution to unitholders by issuing additional notional DTUs based on the weighted average trading price on the Toronto Stock Exchange for the five days immediately following the ex-distribution date. As at June 30, 2009 $0.4 million is included in accounts payable and accrued liabilities and $0.4 million in long-term incentive plan payable for the 136,500 outstanding DTUs. Included in net earnings for the three and six months ended June 30, 2009 is an expense of $0.3 million (2008 - $0.8 million) and a recovery of $0.6 million (2008 - $2.5 million expense), respectively.

(d)  Non-management directors;

In 2007 a deferred trust unit plan was established for non-management directors. Under the plan fully vested deferred trust units are granted quarterly based upon an election by the non-management director to receive all or a portion of their compensation in deferred trust units. Distributions to unitholders declared by the Trust prior to redemption are reinvested into additional deferred trust units on the date of distribution. These deferred trust units are redeemable into an equal number of Trust units any time after the director's retirement. A summary of deferred trust units outstanding under this unit based incentive plan is presented below:

Number Outstanding
Balance, December 31, 2008	54,543
Granted	161,450
Issued as a result of distributions	2,051

Balance, June 30, 2009	218,044

Included in net earnings for the three and six months ended June 30, 2009 as unit based compensation with a corresponding increase in contributed surplus, is $270,000 (2008 - $240,000) and $815,000 (2008 - $435,000 expense), respectively.

8.  Finance Charges

The following table provides a summary of the finance charges:

	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008
Interest:
Long-term debt	$28,151	$2,109	$60,569	$4,344
Other Income Amortization of debt issue costs Loss on settlement of unsecured facility (note 5)	57 (110) 6,884 9,899	53 (75) - -	120 (201) 13,164 9,899	99 (160) - -
Finance charges	$44,881	$2,087	$83,551	$4,283

9.  Contingencies

The business and operations of the Trust are complex and the Trust has executed a number of significant financings, business combinations, acquisitions and dispositions over the course of its history. The computation of income taxes payable as a result of these transactions involves many complex factors as well as the Trust’s interpretation of relevant tax legislation and regulations. The Trust’s management believes that the provision for income tax is adequate and in accordance with generally accepted accounting principles and applicable legislation and regulations. However, there are a number of tax filing positions that can still be the subject of review by taxation authorities who may successfully challenge the Trust’s interpretation of the applicable tax legislation and regulations, with the result that additional taxes could be payable by the Trust and the amount owed, with estimated interest but without penalties, could be up to $391 million, including $58 million recorded as a long-term receivable.

10.  Per Unit Amounts

The following tables reconcile the net earnings and weighted average units outstanding used in computing basic and diluted earnings per unit:

	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008
Net earnings - basic Impact of assumed conversion of convertible debt, net of tax	$57,475 -	$21,739 -	$114,892 1,723	$128,005 -
Net earnings - diluted	$57,475	$21,739	$116,615	$128,005
Weighted average units outstanding	242,573	125,758	211,861	125,758
Effect of rights offering	11,733	9,007	12,354	9,007
Weighted average units outstanding - basic	254,306	134,765	224,215	134,765
Effect of trust unit warrants Effect of stock options and other equity compensation plans	5,344 172	- 27	2,672 124	- 23
Effect of convertible debt	-	-	7,793	-
Effect of rights offering	247	2	684	2
Weighted average units outstanding - diluted	260,069	134,794	235,488	134,790

11.   Segmented Information

The Trust operates primarily in Canada and the United States, in two segments; Contract Drilling Services and Completion and Production Services. Contract Drilling Services includes drilling rigs, procurement and distribution of oilfield supplies, camp and catering services and manufacture, sale, and repair of drilling equipment. Completion and Production Services includes service rigs, snubbing units, wastewater treatment units, and oilfield equipment rental.

Three months ended June 30, 2009	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter-segment Eliminations	Total

Revenue	$185,226	$25,590	$-	$(1,219)	$209,597
Segment profit (loss)	43,520	(681)	(11,801)	-	31,038
Depreciation and amortization	23,434	3,698	1,090	-	28,222
Total assets	3,899,840	393,367	228,223	-	4,521,430
Goodwill	701,140	112,139	-	-	813,279
Capital expenditures	88,529	97	1,697	-	90,323

Three months ended June 30, 2008	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter-segment Eliminations	Total

Revenue	$93,006	$47,559	$-	$(2,051)	$138,514
Segment profit (loss) (1)	23,816	8,810	(10,446)	-	22,180
Depreciation and amortization	8,442	4,044	908	-	13,394
Total assets	1,252,737	432,896	70,669	-	1,756,302
Goodwill	172,440	108,309	-	-	280,749
Capital expenditures	25,209	5,409	726	-	31,344

Six months ended June 30, 2009	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter-segment Eliminations	Total

Revenue	$575,105	$88,565	$-	$(5,628)	$658,042
Segment profit (loss)	161,052	12,875	(17,451)	-	156,476
Depreciation and amortization	61,397	8,691	2,083	-	72,171
Total assets	3,899,840	393,367	228,223	-	4,521,430
Goodwill	701,140	112,139	-	-	813,279
Capital expenditures	159,907	521	4,817	-	165,245

Six months ended June 30, 2008	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter-segment Eliminations	Total

Revenue	$335,371	$152,279	$-	$(6,447)	$481,203
Segment profit (loss) (1)	123,863	42,673	(21,376)	-	145,160
Depreciation and amortization	23,610	12,320	1,831	-	37,761
Total assets	1,252,737	432,896	70,669	-	1,756,302
Goodwill	172,440	108,309	-	-	280,749
Capital expenditures	44,812	9,181	819	-	54,812

(1)	Amounts have been restated to effect the removal of foreign exchange expense which is now excluded from the calculation of segment profit.

A reconciliation of segment profit to earnings from before income taxes is as follows:

	Three months ended June 30,		Six months ended June 30,
(Stated In thousands of Canadian dollars)	2009	2008	2009	2008
Total segment profit	$31,038	$22,180	$156,476	$145,160
Add (deduct):
Foreign exchange	74,060	(133)	41,569	1,125
Finance charges	(44,881)	(2,087)	(83,551)	(4,283)

Earnings before income taxes	$60,217	$19,960	$114,494	$142,002

The Trust's operations are carried on in the following geographic locations:

Three months ended June 30, 2009	Canada	United States	International	Inter-segment Eliminations	Total
Revenue	$73,884	$131,567	$5,337	$(1,191)	$209,597
Total Assets	1,656,793	2,807,998	56,639	-	4,521,430
Three months ended June 30, 2008	Canada	United States	International	Inter-segment Eliminations	Total
Revenue	$105,961	$31,189	$1,750	$ (386)	$138,514
Total Assets	1,548,475	203,006	4,821	-	1,756,302

Six months ended June 30, 2009	Canada	United States	International	Inter-segment Eliminations	Total
Revenue	$284,297	$363,875	$12,479	$(2,609)	$658,042
Total Assets	1,656,793	2,807,998	56,639	-	4,521,430
Six months ended June 30, 2008	Canada	United States	International	Inter-segment Eliminations	Total
Revenue	$420,363	$57,733	$3,831	$ (724)	$481,203
Total Assets	1,548,475	203,006	4,821	-	1,756,302

 12.   Financial Instruments

(a) Interest rate risk
As at June 30, 2009 approximately 82% of Precision’s $1.06 billion of long-term debt is subject to fixed interest rates after taking into consideration the interest rate derivatives that have been entered into by Precision. As a result, Precision is not exposed to significant fluctuations in interest expense as a result of changes in interest rates. Applying a 100 basis points change in interest rates to the Trust's long-term debt balance at June 30, 2009, with all other variables held constant, would impact earnings from continuing operations, on a go forward basis, by approximately $0.9 million.

(b) Liquidity risk
The following are the contractual maturities of the Trust's long-term debt obligations as at June 30, 2009:

(Stated in thousands)	2009	2010	2011	2012	2013	Thereafter	Total
Long-term debt	$14,193	$56,201	$65,794	$85,061	$258,462	$583,909	$1,063,620
Interest on long-term debt (1)	43,303	84,238	79,789	74,848	69,146	87,171	438,495
Total	$57,496	$140,439	$145,583	$159,909	$327,608	$671,080	$1,502,115
(1) - interest has been calculated based upon debt balances, interest rates and foreign exchange rates in effect as at June 30, 2009.

2009 SECOND QUARTER RESULTS CONFERENCE CALL AND WEBCAST

Precision Drilling Trust has scheduled a conference call and webcast to begin promptly at 12:00 Noon MT (2:00 p.m. ET) on Wednesday, July 22, 2009.

The conference call dial in numbers are 866-225-0198 or 416-340-8061

A live webcast of the conference call will be accessible on Precision’s website at www.precisiondrilling.com by selecting “Investor Centre”, then “Webcasts”.  Shortly after the live webcast, an archived version will be available for approximately 30 days.

An archived recording of the conference call will also be available approximately one hour after the completion of the call until July 29, 2009 by dialing 1-800-408-3053 or 416-695-5800, passcode 1210140#.

About Precision

Precision is a leading provider of safe, high performance energy services to the North American oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, service rigs, camps, snubbing units, wastewater treatment units and rental equipment backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada.  Precision is listed on the Toronto Stock Exchange under the trading symbol “PD.UN” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

David Wehlmann, Executive Vice President, Investor Relations
Precision Drilling Corporation, Administrator of the Precision Drilling Trust

(403) 716-4575
(403) 716-4755 (FAX)

4200, 150 – 6th Avenue S.W.
Calgary, Alberta T2P 3Y7
Website:  www.precisiondrilling.com